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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO. __________)*


                            StreamLogic Corporation
-------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  594 907 107
                       ------------------------------------
                                 (CUSIP Number)



                         Loomis, Sayles & Company, L.P.
               One Financial Center, Boston, Massachusetts 02111
                    Attn: Sandra P. Tichenor, Vice President
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                October 24, 1996
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


  CUSIP No.      594 907 107          PAGE     2          OF     10   PAGES
           -------------------------        ----------        -------

-------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Loomis, Sayles & Company, L.P.


------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)  [ ]
                                                                   (b)  [ ]


-------------------------------------------------------------------------------
      SEC USE ONLY
  3

-------------------------------------------------------------------------------
      SOURCE OF FUNDS*
  4       00

-------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
  5   PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]

-------------------------------------------------------------------------------

      CITIZENSHIP OR PLACE OF ORGANIZATION
  6       Delaware

-------------------------------------------------------------------------------
                   SHARED VOTING POWER
                7  1,223,793 shares
  NUMBER OF     ---------------------------------------------------------------
    SHARES         SOLE VOTING POWER
BENEFICIALLY    8       None
  OWNED BY      ---------------------------------------------------------------
    EACH           SHARED DISPOSITIVE POWER
  REPORTING     9      1,223,793 shares
   PERSON       ---------------------------------------------------------------
    WITH           SOLE DISPOSITIVE POWER
                10       None
-------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11   1,223,793 shares

-------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
 12

-------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                [ ]
 13       6.7%

-------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*
          IA

-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


  CUSIP No.      594 907 107          PAGE     3          OF     10   PAGES
           -------------------------        ----------        -------

-------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Loomis, Sayles & Company, L.P.


-------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)  [ ]
                                                                   (b)  [ ]


--------------------------------------------------------------------------------
      SEC USE ONLY
  3

--------------------------------------------------------------------------------
      SOURCE OF FUNDS*
  4       00

--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
  5   PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]

--------------------------------------------------------------------------------

      CITIZENSHIP OR PLACE OF ORGANIZATION
  6       Delaware

--------------------------------------------------------------------------------
                   SHARED VOTING POWER
                7  1,223,793 shares
  NUMBER OF     ----------------------------------------------------------------
    SHARES         SOLE VOTING POWER
BENEFICIALLY    8       None
  OWNED BY      ----------------------------------------------------------------
    EACH           SHARED DISPOSITIVE POWER
 REPORTING      9      1,223,793 shares
   PERSON       ----------------------------------------------------------------
    WITH           SOLE DISPOSITIVE POWER
                10       None
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11   1,223,793 shares

--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ] 12

--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13       6.7%

--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*
          CO

--------------------------------------------------------------------------------

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.     Security and Issuer.

            The securities to which this statement relates is the Common Stock that could be issued upon conversion of certain non-voting 6% convertible subordinated Debentures ("Debentures") of StreamLogic Corporation (the "Issuer"). The Issuer's principal executive offices are located at 21329 Nordhoff Street, Chatsworth, California 91311. The Issuer has offered, subject to certain contingencies, to exchange the Debentures for Common Stock and other consideration described below in Items 3 and 4. If such exchange is consummated, Loomis, Sayles & Company, L.P. ("Loomis Sayles") may be considered the beneficial owner of up to 42.1% of the Issuer's Common Stock and recognizes that such percentage beneficial ownership may give Loomis Sayles the power to effect, change or influence the control of the Issuer as further discussed in
Item 4 below. At the present time, Loomis Sayles is the beneficial owner of Debentures convertible into 6.7% of the Issuer's Common Stock.

Item 2.     Identity and Background.

            This statement is being filed by Loomis Sayles and its general partner, Loomis, Sayles & Company, Inc. ("LS Inc."), sometimes collectively referred to herein as "Loomis Sayles."

            Loomis Sayles is a Delaware limited partnership whose principal executive offices are located at One Financial Center, Boston, Massachusetts 02111. Loomis Sayles is an investment adviser registered under the Investment Advisers Act of 1940 and, as such, acts as investment adviser to certain managed accounts (the "Managed Accounts").

            The general partner of Loomis Sayles is LS Inc. LS Inc. is wholly-owned by New England Investment Companies, L.P. ("NEIC") which is a publicly traded master limited partnership listed on the New York Stock Exchange. Metropolitan Life Insurance Company ("MetLife"), through a wholly-owned subsidiary, MetLife New England Holdings, Inc. ("Holdings"), is the owner of (i) all of the outstanding shares of the general partner of NEIC and (ii) approximately 55% of the partnership interests in NEIC. The business address of LS Inc. is One Financial Center, Boston, Massachusetts 02111. The business address of NEIC is 399 Boylston Street, Boston, Massachusetts 02116. The business address of Holding and MetLife is One Madison Avenue, New York, New York 10010.

            LS Inc. and NEIC operate under an understanding that specifically provides that all investment and voting decisions regarding Managed Accounts are to be made by Loomis Sayles and LS Inc., and not by NEIC. Accordingly, Loomis Sayles, LS Inc. and NEIC do not consider NEIC or the entities controlling NEIC to have direct or indirect control over the securities held in Managed Accounts including the shares of the Issuer for purposes of Section 13(d) of the Securities Exchange Act of 1934.

            The name, citizenship, business address, principal occupation or employment of each director and executive officer of LS Inc. is set forth on Exhibit A hereto. LS Inc. and the persons listed on Exhibit A are referred to herein as the "LS Affiliates."

            Based upon information and belief, none of Loomis Sayles or the LS Affiliates has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

            Certain of the Managed Accounts currently own Issuer's Debentures due 2012 in the aggregate principal amount of $59,354,000. The Debentures are convertible at any time prior to certain events into Common Stock of the Issuer at a price of $48.50 per share, subject to certain adjustments, for a total of approximately 1,223,793 shares of the Issuer's Common Stock. The Debentures were acquired in the ordinary course of business with funds of certain of Loomis Sayles' Managed Accounts.

            Pursuant to the Issuer's Offer to Exchange dated October 7, 1996 (the "Offer to Exchange"), a copy of which is attached hereto as Exhibit B, accompanied by a Letter of Transmittal, a copy of which is attached hereto as Exhibit C, the Issuer has offered to exchange (the "Exchange Transaction") each $1,000 in principal amount of Debentures for (i) cash in the aggregate amount of $120.00, (ii) unsecured notes of the Issuer ("Unsecured Notes") in the principal amount of $113.33, (iii) 216.66667 shares of the Issuer's Common Stock, and (iv) five-year warrants (the "Warrants") to purchase 40 shares of the Issuer's Common Stock at an initial exercise price of $3.60 per shares (for a description of the Warrants, see the section of the Offer to Exchange entitled "Description of Warrants").

            Assuming the Exchange Transaction is consummated and all of the Debentures are tendered, the Managed Accounts are expected to exchange Debentures in the aggregate principal amount of $59,354,000 for (i) cash in the approximate aggregate amount of $7,122,480; (ii) Unsecured Notes in the approximate aggregate principal amount of $6,726,589; (iii) an approximate aggregate of 12,860,035 shares of Common Stock of the Issuer; and (iv) Warrants to purchases an approximate aggregate of 2,374,160 shares of the Issuer's Common Stock. The Offer to Exchange is subject to a number of contingencies as described in Item 4, some of which are outside the control of Loomis Sayles and, accordingly, there can be no assurance that the Exchange Transaction will be completed and that the Managed Accounts will hold the Issuer's Common Stock. No additional funds of such Managed Accounts will be expended if the Exchange Transaction is consummated.

Item 4.     Purpose of Transaction.

            The Debentures were acquired during and subsequent to 1987 in the ordinary course of business with funds of certain of Loomis Sayles' Managed Accounts and represent investments by such Managed Accounts. The purpose of the proposed Exchange Transaction is to facilitate the restructuring of the Issuer's debt and enable the Issuer to meet the listing requirements of Nasdaq-NMS. In April 1995, a representative of the Issuer contacted Loomis Sayles concerning a proposal to enter into a transaction whereby the Debentures would be converted into equity and cash in an effort to position the Issuer to meet the Nasdaq-NMS listing standards. As a result of those discussions, the Issuer and Loomis Sayles entered into a letter agreement dated June 14, 1996 (the "Initial Tender Agreement"), as amended on September 13, 1996 (the "First Amendment to the Initial Tender Agreement") and further amended on October 3, 1996 (the "Second Amendment to the Initial Tender Agreement"). The Initial Tender Agreement, the First Amendment to the Initial Tender Agreement and the Second Amendment to the Initial Tender Agreement are included as Appendix A-1, Appendix A-2 and Appendix A-3, respectively to the Offer to Exchange which is attached hereto as Exhibit B. The Initial Tender Agreement, the First Amendment to the Initial Tender Agreement and the Second Amendment to the Initial Tender Agreement are sometimes referred to herein as the "Initial Tender Agreement, as amended." The Initial Tender Agreement, as amended, formed the basis for the Offer to Exchange.

            The Initial Tender Agreement, as amended, and the Offer to Exchange contain a number of significant contingencies, some of which are outside the control of Loomis Sayles as described in (i) the section of the Offer to Exchange entitled "The Exchange Offer -- Conditions" and (ii) Section 5 of the Initial Tender Agreement, as amended. Among those contingencies is the requirement that not less than 95% of the outstanding Debentures shall have been validly tendered for exchange and not withdrawn and that the Issuer continue to be listed and quoted by Nasdaq-NMS. On September 30, 1996 Nasdaq informed the Issuer that effective October 7, 1996 the Issuer's Common Stock would be delisted. The Issuer appealed that decision and a hearing was conducted on October 24, 1996. The Issuer is awaiting the decision of the Nasdaq on the issue of delisting. In addition, the Exchange Transaction is the subject of Issuer's proxy statement filed with the Securities and Exchange Commission on October 7, 1996. The Proxy Statement solicits the written consent of the Issuer's stockholders to the Exchange Transaction. The Nasdaq-NMS requires that a majority of the Issuer's Shareholders approve the Exchange Transaction. The Exchange Offer is currently expected to expire on November 14, 1996.

            If the Exchange Transaction is consummated, the Issuer has agreed to expand its Board of directors to seven members, two of whom will be designated by investors advised by Loomis, Sayles, until such time as Loomis Sayles and its Managed Accounts no longer hold at least 28% of the Issuer's Common Stock (assuming exercise of all Warrants received in the Exchange Transaction). If the Exchange Transaction is consummated and investors advised by

Loomis Sayles are permitted to nominate two directors, Loomis Sayles plans to recommend individuals who are not insiders of Loomis Sayles but rather individuals that Loomis Sayles believes have the background and qualifications to serve as directors of the Issuer. Loomis Sayles intends that such nominees
(i) will serve with complete independence from Loomis Sayles, (ii) will not directly or indirectly report to or provide confidential information to Loomis Sayles, (iii) will not consult with Loomis Sayles as to board decisions, and
(iv) will be asked to conduct themselves without regard to any special interests that Loomis Sayles might have.

            If the Exchange Transaction is consummated, the Managed Accounts would hold approximately 42.1% of the outstanding shares of Common Stock of the Issuer, assuming all of the outstanding Debentures are tendered and exchanged in accordance with the terms of the Offer to Exchange, and assuming the exercise of all Warrants received in the Exchange Transaction.

            The Debentures were purchased for the Managed Accounts in the ordinary course of Loomis Sayles' business as an investment adviser, and not with the purpose of changing or influencing the control of the Issuer or in connection with or as a participant in any transaction having such purpose.
The Common Stock of the Issuer and the Warrants that may be acquired in the Exchange Transaction would also be acquired for investment and not with the purpose of changing or influencing the control of the Issuer or in connection with or as a participant in any transaction having such purpose. Loomis Sayles recognizes that, upon consummation of the Exchange Transaction, it will have the power to vote and dispose of approximately 42.1% of the Issuer's Common Stock (assuming exercise of all of the Warrants) owned by the Managed Accounts and may have the power to effect, change or influence the control of the Issuer. Assuming the Exchange Transaction is consummated, Loomis Sayles has no present intent to exercise any Warrants or dispose of any shares of the Issuer's Common Stock but will monitor market conditions and may acquire or dispose of the Issuer's Common Stock held by Managed Accounts as Loomis Sayles deems appropriate and in the best interests of such Managed Accounts.

Item 5.     Interest in Securities of the Issuer.

            (a) and (b) As of the date hereof, neither Loomis Sayles nor any of the LS Affiliates owns any shares of the Issuer's Common Stock. However, as of the date hereof, the Managed Accounts hold an aggregate of $59,354,000 in principal amount of Debentures which are convertible at any time prior to certain events at a price of $48.50 per share, subject to certain adjustments, into approximately 1,223,793 shares (or 6.7%) of the Issuer's Common Stock. As reported by the Issuer in the Offer to Exchange, for the period commencing January 1, 1994 and ending September 30, 1996, the price of the Issuer's Common Stock has ranged from a high of 11 to a low of 1-3/8. As also reported by the Issuer in the Offer to Exchange, on June 14, 1996, September 13, 1996 and October 3, 1996, the last respective trading days prior to the date of the Initial Tender Agreement, the First Amendment to the Initial

Tender Agreement and the Second Amendment to the Initial Tender Agreement were publicly announced, the closing sale price of the Common Stock as reported by Nasdaq NMS was 5-3/8, 3-1/16 and 2-1/8, respectively.

            If all of the Debentures are tendered and exchanged pursuant to the Offer to Exchange, the Managed Accounts would hold (i) a total of 12,860,035 shares of Issuer's Common Stock representing approximately 38.8% of the then outstanding shares of the Issuer's Common Stock, without taking into account Common Stock issuable in connection with the Warrants; and (ii) Warrants to purchases an approximate aggregate of 2,374,160 shares of the Issuer's Common Stock representing, when exercised and taken together with the Common Stock issued in the Offer to Exchange, approximately 42.1% of the Issuer's Common Stock.

            Loomis Sayles has dispositive power over the Debentures owned by the Managed Accounts and, if the Exchange Transaction is consummated, Loomis Sayles will have voting and/or dispositive power over the Issuer's Common Stock and Warrants acquired in the Exchange Transaction and held by the Managed Accounts. However, the owner of each of the separate Managed Accounts has the right to terminate its advisory agreement with Loomis Sayles upon advance written notice and, if any such advisory agreement is terminated, Loomis Sayles will lose the power to vote or dispose of the Issuer's Common Stock owned by such terminated account. Termination of an advisory agreement will be effective upon receipt or on some future date as specified in a notice to Loomis Sayles, depending upon the terms of the particular advisory agreement. Currently, the Debentures are held in Managed Accounts for the benefit of approximately 41 institutional investors.

            (c) Neither Loomis Sayles nor, to the knowledge of Loomis Sayles, any of the LS Affiliates has engaged in any transaction with respect to the Common Stock or Warrants during the past 60 days.

            (d) The Debentures are owned by, and if the Exchange Transaction is consummated, the Common Stock and Warrants will be owned by, the Managed Accounts.

            (e)   Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

            Loomis Sayles manages the Managed Accounts under contracts that provide the client with the right to terminate its investment advisory relationship with Loomis Sayles upon written notice. The right to terminate may take effect immediately upon receipt of the notice or at a future date as specified in the notice to Loomis Sayles, depending upon the terms of the particular advisory agreement. The owner of a Managed Account receives all dividends, profits, distributions and economic benefit in respect of shares of the Issuer held in such owner's Managed Account.

            The Issuer is required under the terms of Initial Tender Agreement, as amended, to file and use its best efforts to have declared effective upon the closing of the Exchange Transaction, a registration statement covering the shares of the Issuer's Common Stock to be issued in the Exchange Transaction to affiliates of the Issuer and the shares of the Issuer's Common Stock to be issued upon the exercise of the Warrants which registration statement shall, subject to certain "black-out" periods, remain effective (i) for a period of five years, plus the duration of any black-out periods or (ii) to the extent that all shares received in the Exchange Transaction and upon exercise of the Warrants are freely tradeable without such registration statement, for such shorter period of time as may be deemed necessary.

Item 7.     Material to be Filed as Exhibits.

            EXHIBIT "A" certain information concerning the directors, executive officers and controlling persons of LS, Inc.

            EXHIBIT "B" Offer to Exchange dated October 7, 1996*

                  Appendix A-1 Initial Tender Agreement dated June 14, 1996

                  Appendix A-2 First Amendment dated September 13, 1996

                  Appendix A-3 Second Amendment dated October 3, 1996

                  Appendix B Form of Note Indenture

                  Appendix C Form of Warrant Agreement

                  Appendix D Financial Statements.

            EXHIBIT "C" Letter of Transmittal**

* Previously filed by StreamLogic Corporation with the Securities and Exchange Commission on October 7, 1996, as Exhibit D-1 to Schedule 13E-3, File No. 5-35028, and incorporated herein by reference

** Previously filed by StreamLogic Corporation with the Securities and Exchange Commission on October 7, 1996, as Exhibit D-2 to Schedule 13E-3, File No. 5-35028, and incorporated herein by reference

                                   SIGNATURE

            After due inquiry, to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated October 28, 1996

                              LOOMIS, SAYLES & COMPANY, L.P.
                              By Loomis Sayles & Company, Inc.,
                                 General Partner




                                 By:   /s/   Robert J. Blanding
                                 --------------------------------------------
                                 Name:    Robert J. Blanding
                                 Title:   Chairman, President and
                                          Chief Executive Officer

                              LOOMIS, SAYLES & COMPANY, INC.




                                  By:  /s/    Robert J. Blanding
                                  --------------------------------------------
                                  Name:    Robert J. Blanding
                                  Title:   Chairman, President and
                                           Chief Executive Officer

                                 EXHIBIT INDEX


            EXHIBIT "A" certain information concerning the directors, executive officers and controlling persons of LS, Inc.

            EXHIBIT "B" Offer to Exchange dated October 7, 1996*

                  Appendix A-1 Initial Tender Agreement dated June 14, 1996

                  Appendix A-2 First Amendment dated September 13, 1996

                  Appendix A-3 Second Amendment dated October 3, 1996

                  Appendix B Form of Note Indenture

                  Appendix C Form of Warrant Agreement

                  Appendix D Financial Statements.

            EXHIBIT "C" Letter of Transmittal**

* Previously filed by StreamLogic Corporation with the Securities and Exchange Commission on October 7, 1996, as Exhibit D-1 to Schedule 13E-3, File No. 5-35028, and incorporated herein by reference

** Previously filed by StreamLogic Corporation with the Securities and Exchange Commission on October 7, 1996, as Exhibit D-2 to Schedule 13E-3, File No. 5-35028, and incorporated herein by reference

                                   EXHIBIT A

Name:                    Citizenship:         Business address:             Principal             Employer and employer's
----                     -----------          ----------------              ---------             -----------------------
                                                                            occupation:           address
                                                                            ----------            -------
Blanding, Robert J.      USA                  Loomis, Sayles & Company,     Chairman, President   Loomis, Sayles & Company, L.P.
                                              L.P.                          and Chief Executive   One Financial Center
                                              465 First Street West         Officer of Loomis     Boston, MA 02111
                                              Suite 200                     Sayles
                                              Sonoma, CA  95476

Castellini, Jerome A.    USA                  Loomis, Sayles & Company,     Director and VP of    Loomis, Sayles & Company, L.P.
                                              L.P.                          Loomis Sayles         One Financial Center
                                              Three First National Plaza                          Boston, MA 02111
                                              Suite 5450
                                              Chicago, IL 60602

Fuss, Daniel J.          USA                  Loomis, Sayles & Company,     Director, Executive   Loomis, Sayles & Company, L.P.
                                              L.P.                          VP of Loomis Sayles   One Financial Center
                                              One Financial Center                                Boston, MA 02111
                                              Boston, MA 02111

Green, Isaac H.          USA                  Loomis, Sayles & Company,     Director, VP of       Loomis, Sayles & Company, L.P.
                                              L.P.                          Loomis Sayles         One Financial Center
                                              1533 N. Woodward                                    Boston, MA 02111
                                              Suite 300
                                              Bloomfield Hills, MI 48304

Name:                    Citizenship:         Business address:             Principal             Employer and employer's
----                     -----------          ----------------              ---------             -----------------------
                                                                            occupation:           address
                                                                            ----------            -------
Holland, Mark W.         USA                  Loomis, Sayles & Company,     Director, VP-         Loomis, Sayles & Company, L.P.
                                              L.P.                          Finance &             One Financial Center
                                              One Financial Center          Administration of     Boston, MA 02111
                                              Boston, MA 02111              Loomis Sayles

McMurtrie, Carol C.      USA                  Loomis, Sayles & Company,     Director, VP of       Loomis, Sayles & Company, L.P.
                                              L.P.                          Loomis Sayles         One Financial Center
                                              155 North Lake Avenue                               Boston, MA 02111
                                              Suite 1030
                                              Pasadena, CA 91101

Meade, Jeffrey L.        USA                  Loomis, Sayles & Company,     Director, Executive   Loomis, Sayles & Company, L.P.
                                              L.P.                          Vice President and    One Financial Center
                                              One Financial Center          Chief Operating       Boston, MA 02111
                                              Boston, MA 02111              Officer of Loomis
                                                                            Sayles

Newmark, Kent P.         USA                  Loomis, Sayles & Company,     Director, VP of       Loomis, Sayles & Company, L.P.
                                              L.P.                          Loomis Sayles         One Financial Center
                                              555 California Street                               Boston, MA 02111
                                              Suite 2750
                                              San Francisco, CA 94104

Schettewi, Philip J.     USA                  Loomis, Sayles & Company,     Director, VP of       Loomis, Sayles & Company, L.P.
                                              L.P.                          Loomis Sayles         One Financial Center
                                              2001 Pennsylvania Avenue,                           Boston, MA 02111
                                              N.W., Suite 200
                                              Washington, D.C. 20006

Name:                    Citizenship:         Business address:             Principal             Employer and employer's
----                     -----------          ----------------              ---------             -----------------------
                                                                            occupation:           address
                                                                            ----------            -------
Tichenor, Sandra P.      USA                  Loomis, Sayles & Company,     General Counsel, VP   Loomis, Sayles & Company, L.P.
                                              L.P.                          and Secretary of      One Financial Center
                                              465 First Street West         Loomis Sayles         Boston, MA 02111
                                              Suite 200
                                              Sonoma, CA 95476

Tydings, George R.       USA                  Loomis, Sayles & Company,     Director, Executive   Loomis, Sayles & Company, L.P.
                                              L.P.                          VP of Loomis Sayles   One Financial Center
                                              2001 Pennsylvania Avenue,                           Boston, MA 02111
                                              N.W., Suite 200
                                              Washington, D.C. 20006

Voss, Peter S.           USA                  New England Investment        Chairman and Chief    New England Investment
                                              Companies                     Executive Officer     Companies
                                              399 Boylston Street           of New England        399 Boylston Street
                                              Boston, MA 02116              Investment Companies  Boston, MA 02116

Wilkins, Anthony J.      USA                  Loomis, Sayles & Company,     Director, VP of       Loomis, Sayles & Company, L.P.
                                              L.P.                          Loomis Sayles         One Financial Center
                                              One Financial Center                                Boston, MA 02111
                                              Boston, MA 02111
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